FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT JULY 2, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Shareholder Information

Telekom Austria Group: Euro Medium Term Note

Programme

Vienna, July 1, 2003: Telekom Austria (VSE:TKA; NYSE:TKA) announces that Telekom Austria AG and Telekom Finanzmanagement GmbH have signed the framework agreements relating to a Euro Medium Term Note Programme unconditionally and irrevocably guaranteed by Telekom Austria AG (“Programme”).

Telekom Austria AG and Telekom Finanzmanagement GmbH have mandated ABN AMRO, BA/HVB and Lehman Brothers as Book Runners for its forthcoming debut Euro-denominated benchmark notes issue. The notes are expected to be launched in the near future subject to market conditions, following a pan-European investor roadshow. Telekom Austria is rated Baa2 by Moody’s and BBB by Standard & Poors. Rating Agencies assigned a stable outlook.

The securities to be issued under the Programme have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), and may not be offered or sold, directly or indirectly, in the United States except pursuant to an applicable exemption from the requirements of the Securities Act.

Contacts:

Josef Kerekes
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: josef.kerekes@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: July 1, 2003